FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 19, 2004

Commission File Number: 001-13464

Telecom Argentina STET-France Telecom S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐     No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐     No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Telecom Argentina STET-France Telecom S.A.

TABLE OF CONTENTS

Item

1.	Press Release dated February 18, 2004 titled “Telecom Argentina STET France Telecom S.A. changes its name to ‘Telecom Argentina S.A.’ ”.

FOR IMMEDIATE RELEASE

Market Cap: Pesos 5.7 billion

February 18, 2004

Contacts:

Pablo Caride

Marlene Wechselblatt

Pedro Insussarry

Golin/Harris International

Telecom Argentina

(212) 697-9191

(54-11) 4968-3627/3626

Telecom Argentina STET-France Telecom S.A.

changes its name to “Telecom Argentina S.A.”

Buenos Aires, February 18, 2004 – Telecom Argentina STET-France Telecom S.A.(BASE: TECO2, NYSE: TEO)(the “Company” or “Telecom Argentina”) announced today that pursuant to a Ordinary and Extraordinary meeting of its shareholders held today, the shareholders of the Company approved a resolution to amend the by-laws of the Company to reflect the name change to Telecom Argentina S.A.

On December 19, 2003, the Company announced that as a result of the France Telecom Group ceasing to be an operator of the Company, the Company’s Board of Directors decided to call for a Ordinary and Extraordinary meeting of shareholders on February 18, 2004 to consider an amendment to the Company’s by-laws, including a change in the corporate name to “Telecom Argentina S.A.”, in accordance with the authorization of the Secretariat of Communications granted through Resolution No. 111/03.

Upon the approval of the resolution by the Company’s shareholders, the corporate name change became effective today, notwithstanding the registration of the name change with the Commercial Registry.

Telecom Argentina is a company incorporated under the laws of Argentina with its registered office at Alicia Moreau de Justo 50, C1107AAB, Buenos Aires, Argentina. The Telecom Argentina group is one of Argentina’s main telecommunications operators. It provides local and long-distance telephony, mobile communications (through its subsidiary Telecom Personal), data and Internet access services in Argentina. It also operates a mobile license in Paraguay through one of its subsidiaries. In fiscal year 2002, Telecom Argentina registered revenues of 3.9 billion pesos (approximately US$ 1.2 billion) and had at such date a base of 3.6 million fixed lines and 2.2 million mobile customers (including customers in Paraguay).

Telecom Argentina’s stock is listed on the Buenos Aires Stock Exchange and on the New York Stock Exchange (as ADRs) and its global notes which are currently listed on the Luxembourg Stock Exchange will continue to be listed under the Company’s new name.

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Disclaimer: This document may contain statements that could constitute forward-looking statements. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the risks and uncertainties disclosed under the caption “Risk Factors” in the registration statement on Form F-1 filed by the Company with the United States Securities and Exchange Commission on January 8, 2004 and in any amendments to such registration statement. Readers are cautioned not to place undue reliance on forward looking statements, which speak only as of the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s registration statement on Form F-1 as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina STET-France Telecom S.A.

Date:	February 19, 2004	By:	/s/ Alberto Y. Messano

			Name:	Alberto Y. Messano
			Title:	Director